09042067

n-a 9/1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 25 2009
Washington, DC
110

SEC FILE NUMBER
8-36996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cales Investments, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 North Lincoln Street
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hermann J. Vohs (303) 756-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hermann J. Vohs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cales Investments, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOE LARA
NOTARY PUBLIC
STATE OF COLORADO

Signature

President
Title

8/19/09

Notary Public

COMMISSION EXP
MAY 24, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALES INVESTMENTS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Cales Investments, Inc.

We have audited the accompanying statement of financial condition of Cales Investments, Inc. as of June 30, 2009, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cales Investments, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
July 16, 2009

CALES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$	78
Commissions receivable		25,554
Clearing deposits		16,301
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $83,474		164
Marketable securities, at fair value		1,532
Other assets		4,480
	$	**48,109**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	18,315
Accrued expenses		15,158
Total liabilities		33,473
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)		
SHAREHOLDERS' EQUITY (Notes 3 and 6)**:**		
Series A preferred stock, $1.00 par value; 1,000,000 shares authorized: no shares issued		-
Series B preferred stock, $1.00 par value; 10,000 shares authorized: 3,343 shares issued and outstanding		3,343
Common stock, $.01 par value; 1,000,000 shares authorized: 3,897 shares issued and outstanding		39
Additional paid-in capital		434,003
Deficit		(422,749)
Total shareholders' equity		14,636
	$	**48,109**

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2009

REVENUE:		
Commissions (Note 1)	$	651,458
Trade charges and management fees		28,175
Trading losses, net		(3,136)
Other		1,391
Total revenue		677,888
EXPENSES:		
Salaries, wages and related costs		259,629
General and administrative		166,122
Clearing charges		120,022
Consulting, related party (Note 4)		49,310
Commissions and fees		37,453
Occupancy and equipment costs (Note 4)		24,000
Legal and professional		8,338
Travel and entertainment		2,661
Total expenses		667,535
NET INCOME	**$**	**10,353**

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2009

	Preferred Stock				Common Stock		Additional	
	Series A		Series B				Pain-In	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit
BALANCES, June 30, 2008	-	$ -	3,403	$ 3,403	3,897	$ 39	$ 439,943	$ (433,102)
Issuance of Series B preferred stock (Note 6)	-	-	80	80	-	-	7,920	-
Repurchase of Series B preferred stock (Note 6)	-	-	(140)	(140)	-	-	(13,860)	-
Net income	-	-	-	-	-	-	-	10,353
BALANCES, June 30, 2009	-	$ -	3,343	$ 3,343	3,897	$ 39	$ 434,003	$ (422,749)

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 10,353
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(4,155)
Decrease in clearing deposit	975
Increase in marketable securities	(1,090)
Increase in other assets	(2,956)
Decrease in trade accounts payable	(1,419)
Increase in accrued expenses	2,210
Net cash provided by operating activities	3,918
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of preferred stock series B	8,000
Repurchase of preferred stock series B	(14,000)
Net cash used in financing activities	(6,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,082)
CASH AND CASH EQUIVALENTS, at beginning of year	2,160
CASH AND CASH EQUIVALENTS, at end of year	**$ 78**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Cales Investments, Inc., (the "Company") a Texas corporation and a majority-owned subsidiary of Cales International, Inc. (the "Parent"), was incorporated on July 1, 1987, and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The majority of the Company's customers are in Germany. The Company also has customers in Colorado, Wyoming, New Mexico and Texas.

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective July 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy *(concluded)*

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Fund in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis.

The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. For the year ended June 30, 2009, the Company has recorded proprietary transactions on a trade date basis. Commission revenue and related expenses have been recorded on a trade date basis. Other revenue is recognized when earned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated federal income tax return with its Parent. Each entity is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability methods of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48) entitled "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2007. However, on December 31, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3 entitled "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" (FSP FIN 48-3) which deferred the effective date of FIN 48, for nonpublic enterprises included within the scope of FSP FIN 48-2, to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer implementation of FIN 48 until July 1, 2009, in accordance with the provisions of FSP FIN 48-3. The implementation of FIN 48 is not expected to have a material impact on the Company's financial statements.

NOTE 2 - INCOME TAXES

For the year ended June 30, 2009, the Company utilized approximately $10,000 of its net operating loss carryforward to offset taxes currently due. The Company has a remaining net operating loss carryforward of approximately $289,000 for income tax purposes, of which approximately $6,000 expires in 2019, $59,000 in 2020, $131,000 in 2021, $64,000 in 2022, $4,000 in 2023 and $25,000 in 2024. This net operating loss carryforward may result in future income tax benefits of approximately $98,500; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2009 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets	$ 98,500
Valuation allowance	(98,500)
	$ -

The valuation allowance for deferred tax assets was decreased by $11,500 during the year ended June 30, 2009.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2009, the Company had net capital and net capital requirements of $9,762 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.43 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4- COMMITMENTS AND RELATED PARTY TRANSACTIONS

During the year ended June 30, 2009, the Company paid $49,310 to its Parent for consulting services. The Company reimburses the president of the Parent for office space and equipment provided to the Company. The Company paid the president of the parent $24,000 during the year ended June 30, 2009 for these services.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of June 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2009
Assets:				
Securities	$ 1,532	$ -	$ -	$ 1,532

NOTE 6 - SHAREHOLDERS' EQUITY

The preferred stock of the Company consists of the following:

Series A preferred stock; nonvoting; noncumulative; nondividend-bearing; nonconvertible; not subject to sinking fund requirements; preference in liquidation of $51.47 per share; subject to redemption at $51.47 per share.

Series B preferred stock; nonvoting; noncumulative; nondividend-bearing; nonconvertible; not subject to sinking fund requirements; preference in liquidation of $100 per share; subject to redemption at $100 per share.

During the year ended June 30, 2009, the Company sold 80 shares of series B preferred stock for $8,000 and repurchased 140 shares of series B preferred stock for $14,000.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients"), through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of the securities decline subsequent to the purchase.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (concluded)

The Company bears the risk of financial failure by its clearing broker. If the broker should cease doing business, the Company's receivable and clearing deposit from this clearing broker could be subject to forfeiture.

NOTE 8 - SUBSEQUENT EVENTS

Management of the Company evaluated subsequent events through July 16, 2009, the date these financial statements were issued.

SUPPLEMENTARY SCHEDULE

CALES INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2009

CREDIT:		
Shareholders' equity	$	14,636
DEBITS:		
Fixed assets, net		164
Other assets		4,480
Total debits		4,644
NET CAPITAL BEFORE HAIRCUTTS		9,992
Haircuts on marketable securities		230
NET CAPITAL		9,762
Minimum requirements of 6-2/3% of aggregate indebtedness of $33,473 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**4,762**
AGGREGATE INDEBTEDNESS		
Accounts payable	$	18,315
Accrued expenses		15,158
Total aggregate indebtedness	**$**	**33,473**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.43 to 1**

See the accompanying Independent Auditors' Report.

CALES INVESTMENTS, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
JUNE 30, 2009

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	12,523
Adjustments:		
Increase in non-allowable assets		(2,761)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	**$**	**9,762**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Cales Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Cales Investments, Inc. (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliable in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

In addition, our review indicated that Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
July 16, 2009

CALES INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2009